EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Three Months Ended
	March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings from continuing operations	$228,171	$158,567	$717,690	$306,203	$220,470	$236,701	$235,157
Add:
Minority interest	173	1,125	3,457	5,243	4,875	4,959	5,508
Income taxes	21,421	13,366	30,528	26,892	43,562	15,374	28,169
Interest expense	88,651	70,853	294,403	177,562	152,551	154,427	151,864

Earnings, as adjusted	$338,416	$243,911	$1,046,078	$515,900	$421,458	$411,461	$420,698

Fixed charges:
Interest expense	$88,651	$70,853	$294,403	$177,562	$152,551	$154,427	$151,864
Capitalized interest	25,705	23,406	97,297	63,885	37,388	36,425	30,534

Total fixed charges	$114,356	$94,259	$391,700	$241,447	$189,939	$190,852	$182,398

Ratio of earnings, as adjusted to fixed charges	3.0	2.6	2.7	2.1	2.2	2.2	2.3